VANC FILES NOTICE OF CIVIL CLAIM AGAINST
MO AZIZ AND CANAGEN

Vancouver, British Columbia, Canada – July 19, 2017 – VANC Pharmaceuticals Inc. ("VANC") (TSXV:VANC) (OTCQB:NUVPF), announced today that it has filed a Notice of Civil Claim in the Supreme Court of British Columbia against Mr. Mo Aziz and Canagen Pharmaceuticals Inc. ("Canagen") for defamation. As disclosed in VANC's news release dated June 15, 2017, VANC believes that the previous allegations and other statements made by Mr. Aziz and Canagen are wrongful and disparaging of VANC and its management.

VANC also announced that Union Venture Trading S.A., a shareholder of VANC, and a company of which Mr. Aziz is corporate secretary, has advised VANC that it intends to nominate its own slate of directors at VANC's annual shareholders' meeting, currently scheduled for September 15, 2017.

On behalf of the Board of Directors,

"Bob Rai"
Director and Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This news release contains certain statements which are, or may be deemed to be "forward-looking statements". Forward-looking statements are statements that address or discuss activities, events or developments that we expect or anticipate may occur in the future. Forward-looking statements consist of statements that are not purely historical and, in this news release, include, without limitation, statements regarding the merits of the allegations claimed by Canagen.  When used in this news release, words such as “estimates”, “expects”, “plans”, “anticipates”, “projects”, “will”, “believes”, “intends”, “should”, “could”, “may” and other similar terminology are intended to identify such forward-looking statements. Forward-looking statements reflect the then-current expectations, beliefs, assumptions, estimates and forecasts of our management. Because forward-looking statements involve known and unknown risks, uncertainties, assumptions and other factors which are difficult to predict, our actual results, performance or achievements or the actual results or performance  of the industries and markets in which we operate and may be materially different from those anticipated in our forward-looking statements. Forward-looking statements involve significant uncertainties and risks, should not be read as a guarantee of future performance or results and will not necessarily be an accurate indication of whether or not such results will be achieved. A number of factors could cause actual results to differ materially from the results discussed in our forward-looking statements, including that the merits of VANC's claims again Mr. Aziz and Canagen will be determined in the discretion of the British Columba Supreme Court, and such other matters described in our public filings available on SEDAR at www.sedar.com. Accordingly, readers should exercise caution in relying upon our forward-looking statements and we undertake no obligation to publicly revise such statements to reflect subsequent events or circumstances, except as required by law.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.